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                                                                      Exhibit 19

         news  | National Convenience Stores
               |          Incorporated

               100 Waugh Drive
               Houston, Texas 77007

                                    Contact: Brian Fontana
                                             Chief Financial Officer
                                             (713) 863-2434
                                             NCS #277


FOR IMMEDIATE RELEASE:

              NATIONAL CONVENIENCE STORES REJECTS CIRCLE K OFFER;
                    RECEIVES SIGNIFICANTLY HIGHER PROPOSAL;
                      WILL EXPLORE STRATEGIC ALTERNATIVES

     HOUSTON, TEXAS, September 19, 1995 -- National Convenience Stores Incorporated (NYSE: NCS) announced today that at a meeting on September 18, 1995, the Company's Board of Directors unanimously determined to reject The Circle K Corporation's unsolicited $20 per share and $2.25 per warrant tender offer and recommends that NCS securityholders not tender any of their securities pursuant to the offer. The Company's financial advisor, Merrill Lynch & Co., has opined that the consideration offered to NCS securityholders in the Circle K offer is inadequate to NCS securityholders from a financial point of view.

     At the same meeting, the Board reviewed and discussed an unsolicited proposal received after the close of business on September 14, 1995 from another party to acquire the Company at a significantly higher price than the Circle K offer. The Board determined not to accept this proposal. However, given all of the information available, including the unsolicited proposal, the Board has instructed management and Merrill Lynch to explore the Company's strategic alternatives, including the possible sale of the Company to a third party. The Board intends to invite interested parties, including Circle K and the other party, to participate in this process.

     While the Board believes that the execution of the Company's long-term business strategy will create long-term shareholder value, it is committed to determining whether a sale of the Company or an alternative transaction will achieve superior value for NCS securityholders. Following completion of this process, the Board will evaluate all alternatives, including whether any proposal to acquire NCS is in the best interests of the Company and its securityholders. The Board may conclude that the best available alternative is to remain a publicly owned company pursuing its existing strategy.

     The Company's long-term business strategy includes the following key initiatives:

     o PROJECT BREAKTHROUGH. In the fall of 1993, management of the Company undertook a comprehensive reevaluation of its participation in the convenience store industry. All facets of its business were extensively reviewed, including staffing, the appearance and layout of its stores, and sales and inventory controls. In February 1994, the Company formally launched the transformation of its 94 stores in the Dallas/Fort Worth market under the name Project Breakthrough. The transformation was substantially completed in early summer 1995 after an investment of more than $10 million. The Company intends to roll out Project Breakthrough across its entire store base over the next two years, beginning with Austin and San Antonio in fiscal 1996.

       The Company's stores in Dallas/Fort Worth have specially trained staffs, upgraded gasoline dispensing units with pay-at-the-pump credit card readers, enhanced exterior lighting and integrated state-of-the-art point of sale systems which facilitate inventory management and store automation. In the Dallas/Fort Worth market, for the five months ended August 31, 1995, same store merchandise and

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NATIONAL CONVENIENCE STORES INCORPORATED
NEWS RELEASE #277
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       gasoline sales were up over 8.5% and 13%, respectively, compared with the same period a year ago. Same store merchandise and gasoline sales for the Company's other markets for the five months ended August 31, 1995 increased 2.5% and 1%, respectively, over the same period a year ago.

     o ALLIANCE WITH NATIONSBANK. NCS and NationsBank of Texas recently entered into a six-year alliance to install automated teller machines in the Company's 661 stores. This is expected to generate over 21 million customer visits per year and $22.5 million in store profits over the six year period, without giving effect to incremental profits from increased gasoline and merchandise sales. The Company's existing automated teller machine agreement generates approximately $500,000 per year in store profits. NCS and NationsBank intend to engage in an extensive marketing campaign to promote the new strategic alliance.

     o NEW CONCEPT STORE. After more than a year in the planning, the Company has recently opened a completely redesigned store in the Houston area which incorporates the lessons learned during the rollout of Project Breakthrough in Dallas/Fort Worth. The new concept store integrates advanced merchandising concepts, state-of-the-art technology and expanded gasoline facilities. For this 4,000 square foot store, NCS has created a new logo, proprietary branded gasoline and pay-at-the-pump service. The Company expects the store will generate total revenues approximately three times greater than NCS's average store. During fiscal 1996, the Company expects to construct approximately five such stores.

     o FLEET CARD. NCS has entered into an alliance with Wright Express that will provide for the acceptance of the Wright Express Universal Fleet Card at all 595 Stop N Go gasoline stores beginning this October. This card is the most accepted of its kind in the U.S. The venture, combined with recent capital improvements in gasoline facilities, should enable the Company to generate significant additional gasoline sales volumes from fleet customers.

     o TEXAS FOCUS. As the largest operator of convenience stores in Texas, the Company believes it is in a unique position to capitalize on the currently booming Texas economy, as well as the improved competitive position and economies of scale inherent in a single regional market.

     The benefits of the Company's long-term business strategy have begun to be reflected in its earnings in recent quarters, including a threefold increase in earnings for the fourth quarter of fiscal 1995 as compared with the same period in the preceding fiscal year and a substantial increase in unaudited earnings for the first two months of fiscal 1996 as compared with the same period in the prior year (in each case excluding non-recurring gains and losses). The Company's capital budget for fiscal 1996 is $33 million. With the full implementation of Project Breakthrough, the new concept store program, and the new ATM and commercial gasoline fleet agreements, the Company believes that its growth and earnings prospects are excellent.

     The Board has postponed to an undetermined date the Company's annual meeting, which was scheduled for November 7, 1995, and the related record date, while it explores alternative transactions.

     The Company is filing today with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Company's recommendation with respect to the Circle K offer. The Schedule 14D-9 will also be mailed to all securityholders.

     National Convenience Stores Incorporated, headquartered in Houston, Texas, is the largest convenience store chain in Texas, operating primarily in the geographic area known as the "Texas Triangle," which encompasses Houston, Dallas/Fort Worth and San Antonio. The Company maintains its leading position through the operation of approximately 660 Stop N Go stores throughout Texas and employs approximately 5,000 people throughout the state. NCS sells gasoline at about 595 of its stores.

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